Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

Mr. Mark I. Gittelman
Elite Pharmaceuticals, Inc.
Chief Financial Officer and Treasurer
165 Ludlow Avenue
Northvale, New Jersey 07647

> **Re:     Elite Pharmaceuticals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 19, 2009**
> **File 001-15697**

Dear Mr. Gittelman

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.     It appears that a change in accountant took place on January 1, 2009, the date Miller, Ellin & Company, LLP, merged its practice into the practice of Rosen Seymour Shapss Martin & Company LLP. Thus so being, it appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2.    Please amend your filing to provide all the disclosure required by Item 304(a)(1) of Regulation S-K.

3.    With respect to the second paragraph, please amend your filing to more fully comply with Item 304(a)(2) by addressing the following:

   a.    Your reference to the "Prior to the merger" in the second paragraph is too vague.  Please amend your filing to explicitly state whether, during your past two fiscal years through the date of engagement (January 1, 2009), you consulted Rosen Seymour Shapss Martin & Company LLP, LLP regarding any of the matters outlined in Item 304(a)(2) of Regulation S-B.

   b.    Explicitly state whether the newly engaged accountants were consulted regarding the application of accounting principles to a specified transaction, either completed or proposed.

   c.    Explicitly state whether the newly engaged accountants were consulted regarding the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

   d.    Explicitly state whether the newly engaged accountants were consulted regarding any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).  The current disclosure does not clarify whether the newly engaged accountants were consulted regarding reportable events.

4.    Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Miller, Ellin & Company, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants sign and date their letter.

*    *    *    *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,


Tabatha Akins
Staff Accountant